UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

(Amendment No. 4)*

THE GORMAN-RUPP COMPANY

(Name of Issuer)

COMMON SHARES, WITHOUT PAR VALUE

(Title of Class of Securities)

38 3082 10 4

(CUSIP Number)

DECEMBER 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP NO. 38 3082 10 4	13G	Page 2 of 5 Pages

1)	Name of Reporting Person GAYLE G. GREEN
2)	Check ☒ the Appropriate Box if a Member of a Group (see instructions) (A) ☐ (B) ☒
3)	SEC Use Only
4)	Citizenship or Place or Organization UNITED STATES (State of Ohio)

Number of Shares Beneficially Owned by Each Reporting Person With	5)	Sole Voting Power 879,040
	6)	Shared Voting Power 517,660
	7)	Sole Dispositive Power 879,040
	8)	Shared Dispositive Power 517,660

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,396,700
10)	Check Box ☒ if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒
11)	Percent of Class Represented by Amount in Row 9 5.4%
12)	Type of Reporting Person (See Instructions) IN

Page 2 of 5 Pages

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Item 1 (a)	Name of Issuer:

THE GORMAN-RUPP COMPANY

Item 1 (b)	Address of Issuer’s Principal Executive Office:

600 SOUTH AIRPORT ROAD, MANSFIELD, OHIO 44903

Item 2 (a)	Name of Person Filing:

GAYLE G. GREEN

Item 2 (b)	Address or Principal Business Office or, if none, Residence:

PO Box 111, MANSFIELD, OHIO 44901

Item 2 (c)	Citizenship:

UNITED STATES (State of Ohio)

Item 2 (d)	Title of Class of Securities:

COMMON SHARES, WITHOUT PAR VALUE

Item 2 (e)	CUSIP Number:

38 3082 10 4

Item 3.	Status of Person Filing.

Not Applicable.

Item 4.	Ownership.

(a) Amount Beneficially Owned:	1,396,700

(b) Percent of Class:	5.4%

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote	879,040

(ii) shared power to vote or to direct the vote	517,660

(iii) sole power to dispose or to direct the disposition of	879,040

(iv) shared power to dispose or to direct the disposition of	517,660

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Page 3 of 5 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable     ☒

Response to this Item is contained on the separate sheet(s) attached hereto

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

Page 4 of 5 Pages

Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2020
Date

Gayle G. Green
BY:	/s/ Brigette A. Burnell
Attorney-in-Fact
Signature

Page 5 of 5 Pages